

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Alejandro de la Fuente Goic
Chief Financial Officer
Lan Airlines S.A.
Presidente Riesco 5711, 20th Floor, Las Condes
Santiago, Chile

      Re: **Lan Airlines S.A.**
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed June 29, 2010
              File No. 1-14728
              Response Letter Dated January 28, 2011

Dear Mr. de la Fuente Goic:

      We refer you to our comment letter dated December 14, 2010 regarding business contacts with Cuba. We have completed our review of this subject matter and have no further comments at this time.

              Sincerely,

              Cecilia Blye, Chief
              Office of Global Security Risk

cc: Max Webb
       Assistant Director
       Division of Corporation Finance